SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    05548G102
                                    ---------
                                 (CUSIP Number)


                                  June 18, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

                                   ----------

                                Page 1 of 7 Pages


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

                                  SCHEDULE 13G
CUSIP No.  05548G102                                          Page 2 of 7 Pages
-------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Jay Goldman Master Limited Partnership
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY


--------------------------------------------------------------------------------
4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                                 5)     SOLE VOTING POWER

      NUMBER                            67,100
      OF                       -------------------------------------------------
      SHARES                     6)     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                          0
      EACH                     -------------------------------------------------
      REPORTING                  7)     SOLE DISPOSITIVE POWER
      PERSON
      WITH                              67,100
                               -------------------------------------------------
                                 8)     SHARED DISPOSITIVE POWER

                                        0
------------------------------------------------------------------------------
9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,100
--------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |-|
--------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.0%
--------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------


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


                                  SCHEDULE 13G

CUSIP No.  05548G102                                          Page 3 of 7 Pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Woodmont Investments Limited
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY


--------------------------------------------------------------------------------
4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                                5)    SOLE VOTING POWER

      NUMBER                          268,400
      OF                      --------------------------------------------------
      SHARES
      BENEFICIALLY              6)   SHARED VOTING POWER
      OWNED BY
      EACH                           0
      REPORTING               --------------------------------------------------
      PERSON                    7)   SOLE DISPOSITIVE POWER
      WITH
                                     268,400
                              --------------------------------------------------

                                8)   SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      268,400
--------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |-|
--------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.0%
--------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


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

                                  Schedule 13G
                                  ------------


Item 1(a).  Name of Issuer:

                BKF Capital Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                One Rockefeller Plaza
                New York, NY 10020

Item 2(a).  Name of Person Filing:

                The Jay Goldman Master Limited Partnership
                Woodmont Investments Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

                The Jay Goldman Master Limited Partnership
                ------------------------------------------

                  157 west 57th Street, 48th Floor
                  New York, New York  10019

                Woodmont Investments Limited
                ----------------------------

                  c/o Insinger Trust (BVI) Limited
                  P.O. Box 438
                  Road Town, Tortola
                  British Virgin Islands

Item 2(c).  Citizenship:

                The Jay Goldman Master Limited Partnership
                ------------------------------------------

                  Delaware

                Woodmont Investments Limited
                ----------------------------

                  British Virgin Islands

Item 2(d).  Title of Class of Securities:

                Common Stock, par value $1.00 per share

Item 2(e).  CUSIP Number:

                05548G102


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


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or Dealer Registered Under Section 15 of the Act.

         (b) |_| Bank as defined in section 3(a)(6) of the Act.

         (c) |_| Insurance Company as defined in section 3(a)(19) of the Act.

         (d) |_| Investment Company registered under section 8 of the Investment Company Act.

         (e) |_| An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The Jay Goldman Master Limited Partnership
         ------------------------------------------

         (a) Amount beneficially owned: 67,100

         (b) Percent of class: 1.0%

         (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:           67,100

               (ii)  Shared power to vote or to direct the vote:              0

               (iii) Sole power to dispose or to direct the
                     disposition of:                                     67,100

               (iv)  Shared power to dispose or to direct the
                     disposition of:                                          0


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

         Woodmont Investments Limited

         (a) Amount beneficially owned: 268,400

         (b) Percent of class: 4.0%

         (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 268,400

            (ii)  Shared power to vote or to direct the vote:              0

            (iii) Sole power to dispose or to direct the disposition of: 268,400

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8. Identification and Classification of Members of the Group or Control Person.

            Not applicable

Item 9.  Notice of Dissolution of Group.

            Not applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge of my knowledge and belief, the undersigned, certifies that the information set forth in this statement is true, complete and correct.


Date:  June 24, 2003


                                    THE JAY GOLDMAN MASTER LIMITED PARTNERSHIP


                                    By /s/ Jay G. Goldman
                                      ---------------------------------
                                       Name:  Jay G. Goldman
                                       Title: General Partner


                                    WOODMONT INVESTMENTS LIMITED


                                    By /s/ Jay G. Goldman
                                      ---------------------------------
                                       Name:  Jay G. Goldman
                                       Title: Portfolio Manager



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